SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Reis, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title Class of Securities)

75936P 105

(CUSIP Number)

Lloyd Lynford

c/o Reis, Inc.

1185 Avenue of the Americas

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,349,412 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,349,412 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,412 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON (see Instructions) IN

This statement constitutes Amendment No.6 (“Amendment No.6”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Lloyd Lynford (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 1185 Avenue of the Americas, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

In accordance with Act Rule 13d-2, this Amendment No.6 amends and supplements only information that has materially changed since the November 20, 2014 filing by the Reporting Person of Amendment No.5 to the Schedule 13D. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 29, 2018, the Company, Moody’s Corporation, a Delaware corporation (“Moody’s”), and Moody’s Analytics Maryland Corp., a Maryland corporation and wholly-owned subsidiary of Moody’s (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $23.00 per share of Common Stock (the “Offer Price”), subject to any required withholding of taxes, net to the selling stockholders in cash without interest. Following completion of the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with the Merger to be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law, as amended, with the Company surviving the Merger as a wholly owned subsidiary of Moody’s. At the effective time of the Merger, each share of Common Stock not purchased in the Offer (other than the shares of Common Stock held directly or indirectly by any of the Company’s wholly-owned subsidiaries or by Moody’s or any of its subsidiaries (including Merger Sub)) will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price.

On August 29, 2018, in connection with the execution of the Merger Agreement, the Reporting Person entered into a Tender and Support Agreement with Moody’s and Merger Sub (the “Tender and Support Agreement”), pursuant to which the Reporting Person has agreed to, among other things, tender all of his shares of Common Stock that he beneficially owns in the Offer.

The foregoing summary of the material terms of the Tender and Support Agreement is not complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 99.5 attached hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) Based on the 11,810,699 shares of Common Stock of the Company (which includes 241,000 shares of Common Stock reserved for issuance upon the exercise of outstanding vested stock options) outstanding as of August 24, 2018 (as disclosed in the Merger Agreement), the Reporting Person is the beneficial owner of 1,349,412 shares of Common Stock, including 125,000 shares of Common Stock issuable upon the exercise of vested stock options held by the Reporting Person (collectively, the “Reported Shares”), representing approximately 11.4% of the issued and outstanding Common Stock of the Company.

(b) The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all Reported Shares.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

Item 7.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 99.5 —	Tender and Support Agreement, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Moody’s Corporation and Moody’s Analytics Maryland Corp., dated August 29, 2018 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Reis, Inc. on August 30, 2018).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Dated: September 7, 2018	Lloyd Lynford